Exhibit 99.1

CureVac Provides Update on Phase 2b/3 Trial of First-Generation COVID-19 Vaccine Candidate, CVnCoV

•	Pivotal study conducted in 10 countries in fast changing environment of at least 29 COVID-19 variant strains; original strain almost completely absent
•	At second interim analysis, statistical success criteria not met. Favorable safety profile confirmed
•	Initial analyses show trend for age and variant dependent efficacy
•	Results communicated to EMA, study progressing to final analysis within the next few weeks.

TÜBINGEN, Germany/ BOSTON, USA – June 16, 2021 – CureVac N.V. (Nasdaq: CVAC), a clinical-stage biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced results of the second interim analysis of its international pivotal Phase 2b/3 study in approximatively 40,000 subjects (the HERALD study) of CureVac’s first-generation COVID-19 vaccine candidate, CVnCoV. In the unprecedented context of at least 13 variants circulating within the study population subset assessed at this interim analysis, CVnCoV demonstrated an interim vaccine efficacy of 47% against COVID-19 disease of any severity and did not meet prespecified statistical success criteria. Initial analyses suggest age and strain dependent efficacy. Available data were communicated with the European Medicines Agency (EMA). The Data Safety Monitoring Board (DSMB) confirmed a favorable safety profile for CVnCoV. The study is continuing to the final analysis and the totality of the data will be assessed for the most appropriate regulatory pathway.

In total, 134 Covid-19 cases were assessed in this interim analysis. Out of these cases, 124 were sequenced to identify the variant causing the infection. The outcome confirms that only one single case was attributable to the original SARS-CoV-2 virus. More than half of the cases (57%) were caused by Variants of Concern. Most of the remaining cases were caused by other less characterised variants such as Lambda or C.37, first identified in Peru (21%) and B.1.621, first identified in Colombia (7%). In this context, the interim results suggest efficacy in younger participants but did not allow to conclude on efficacy in the age group above 60.

“While we were hoping for a stronger interim outcome, we recognize that demonstrating high efficacy in this unprecedented broad diversity of variants is challenging. As we are continuing toward the final analysis with a minimum of 80 additional cases, the overall vaccine efficacy may change,” said Dr. Franz-Werner Haas, Chief Executive Officer of CureVac. “In addition, the variant-rich environment underlines the importance of developing next-generation vaccines as new virus variants continue to emerge.”

The HERALD study, conducted by Curevac in conjunction with Bayer, enrolled approximately 40,000 participants in ten countries in Latin America and Europe. The second interim analysis included 134 cases, occurring at least two weeks after administration of the second dose. To identify strains causing COVID-19 infections within the trial, sequencing of virus variants has so far been performed on 424 COVID-19 cases, of which 124 fulfilled adjudication criteria and were included in the present efficacy analysis.

CureVac remains committed to COVID-19 vaccine development. Beyond CVnCoV, the company develops in partnership with GSK second-generation COVID-19 vaccine candidates. These candidates are based on new mRNA backbones and include potential variants in multivalent vaccine formats as well as combination vaccines for potential protection against multiple infectious diseases in one vaccine. Preclinical data from the first vaccine candidate, CV2CoV, has recently been accepted for publication in Nature Communications. CureVac and GSK expect to progress the second-generation vaccine candidate into clinical testing in the third quarter of 2021, with the goal of introducing the vaccine in 2022, subject to regulatory approval.

CureVac will also host a webcast and conference call on Thursday, June 17, 2021 at 2:00 p.m. CET / 8:00 a.m. EST. The live conference call dial-in details and webcast link can be accessed via the Investor Relations section of the CureVac website at https://www.curevac.com/en/newsroom/events/
Corresponding presentation slides will be posted shortly before the start of the webcast. A replay will be made available on this website after the event.

About CVnCoV

CureVac began development of mRNA-based COVID-19 vaccine candidates in January 2020. The vaccine candidate chosen for first clinical development, CVnCoV, is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nanoparticles (LNPs). Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of the immune response was comparable to recovered COVID-19 patients, closely mimicking the immune response after natural COVID-19 infection. A pivotal Phase 2b/3, the HERALD study, with a 12µg dose of CVnCoV was initiated in December 2020. In February 2021, CureVac initiated a rolling submission with the European Medicines Agency (EMA) for CVnCoV.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the Company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 700 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Anna Kamilli, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1684

anna.kamilli@curevac.com

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: 49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc and CureVac Swiss AG. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.